Exhibit 8.1

List of Subsidiaries of Yalla Group Limited (as of December 31, 2023)*

Subsidiaries	Jurisdiction of Incorporation
FYXTECH YALLA LIMITED	British Virgin Islands
FYXTECH Group Limited	British Virgin Islands
FYXTECH Parchis Limited	British Virgin Islands
FYXTECH Play Limited	British Virgin Islands
Yalla Play Limited	British Virgin Islands
Yalla Game Limited	Cayman Islands
Yalla Technology FZ-LLC	United Arab Emirates
YG Technology FZ-LLC	United Arab Emirates
FYXTECH HK Limited	Hong Kong
PARCHIS HK Limited	Hong Kong
Desert HK Limited	Hong Kong
Hangzhou Yale Information Technology Co., Ltd. (杭州雅乐信息技术服务有限公司)	PRC
Shenzhen Moov Technology Co., Ltd. (深圳木五科技有限公司)	PRC
Shenzhen Moojo Technology Co., Ltd. (深圳沐玖科技有限公司)	PRC
Shenzhen Moojoyo Technology Co., Ltd. (深圳沐玖游科技有限公司)	PRC

*Other subsidiaries of Yalla Group Limited have been omitted because, in the aggregate, they would not be a “significant subsidiary” as defined in rule 1-02(w) of Regulation S-X as of the end of the fiscal year covered by this report.